Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Ryman Hospitality Properties, Inc. (“us,” “our” or “we,”) is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation, or the Charter, and amended and restated bylaws, or the Bylaws, as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Charter and Bylaws, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein, and to the applicable provisions of Delaware and U.S. federal law. We encourage you to read the Charter and Bylaws, and the applicable provisions of Delaware and U.S. federal law for additional information.

Authorized Capital

The Charter authorizes us to issue up to 500,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share. All shares of our common stock will be validly issued, fully paid and non-assessable. Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Voting Rights.  With respect to all matters upon which stockholders are entitled to vote, except as required by applicable law, the holders of our common stock will be entitled to one vote in person or by proxy for each share of our common stock outstanding in the name of such stockholder on the record of stockholders. Generally, all matters to be voted on by our stockholders must be approved by a majority (or by a plurality in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected) of the votes entitled to be cast by all shares of our common stock present in person or by proxy.

Dividends.  Subject to applicable law and rights, if any, of the holders of any outstanding class or series of preferred stock having a preference over our common stock with respect to the payment of dividends, dividends may be declared and paid on our common stock from time to time and in amounts as our board of directors may determine.

Liquidation Rights.  Upon our liquidation or dissolution or the winding up of our business, whether voluntarily or involuntarily, the holders of our common stock will be entitled to share ratably in all assets available for distribution after payment or provision for the payment of our debt and liabilities and to holders of preferred stock then outstanding of any amount required to be paid to them.

Other Provisions.  The holders of our common stock will not be entitled to any preemptive, subscription or redemption rights, and will not be entitled to the benefit of any sinking fund.

Miscellaneous. The transfer agent and registrar for our common stock is Computershare, Inc. Our common stock is listed on the NYSE under the symbol “RHP.”

Preferred Stock

Pursuant to the Charter, our board of directors is empowered, without any approval of our stockholders, to issue shares of preferred stock in one or more classes or series, to establish the number of shares in each class or series, and to fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights, of each such class or series, and any qualifications, limitations or restrictions thereof. The specific rights and powers that may be determined by our board of directors include the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, us; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock.

Currently, there are no shares of our preferred stock issued and outstanding.

Because our board of directors will have the power to establish the preferences and rights of each class or series of preferred stock, it may afford the stockholders of any series of preferred stock preferences, powers and rights senior to the rights of holders of shares of our common stock, which could have the effect of delaying, deferring or preventing a change in control of us.

Restrictions on Ownership and Transfer

For us to comply with and have maximum business flexibility under the Federal Communications Laws (defined in the Charter and including the Communications Act of 1934, as amended), and for us to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, the Charter contains restrictions on stock ownership and stock transfers summarized below.

All certificates, if any, representing shares of our capital stock will bear legends describing or referencing both sets of restrictions. Further, these ownership and transfer restrictions could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Federal Communications Laws Restrictions. The Charter permits us to restrict the ownership or proposed ownership of shares of our common stock if such ownership or proposed ownership, or the exercise of any rights of ownership with respect to such ownership, by any person could result in any inconsistency with, or violation of, Federal Communications Laws (as defined in the Charter). Under the Charter, we may require any person whose ownership, or proposed ownership, or the exercise of any rights of ownership with respect to such ownership, of shares of our capital stock by any person may be inconsistent with, or in violation of, any provision of the Federal Communications Laws to promptly furnish to us such information (including, without limitation, information with respect to the citizenship, other ownership interests and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of our capital stock by any such person could result in any inconsistency with, or violation of, the Federal Communications Laws. If such person fails to furnish all of the information that we request, or we conclude that such person’s ownership or proposed ownership of our common stock, or the exercise by such person of any rights of stock ownership in connection with our common stock, may be inconsistent with, or in violation of, the Federal Communications Laws, under the terms of the Charter, we may (i) refuse to permit the transfer of shares of our capital stock to any proposed transferee, (ii) suspend those rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, the Federal Communications Laws, or (iii) redeem such shares of our capital stock pursuant to the procedures set forth below.

The following procedures apply to the redemption of such person’s capital stock:

•

the redemption price of any redeemed shares of our capital stock shall be the lesser of (i) the Market Price (as defined in the Charter) of such shares on the date of the notice of redemption, and (ii) if such capital stock was purchased by a Disqualified Holder (as defined in the Charter) within one year of the redemption date, such Disqualified Holder’s purchase price per share;

•	the redemption price may be paid in cash, Redemption Securities (as defined in the Charter) or any combination thereof;
•

our board of directors in its sole discretion may decide to only redeem some (but not all) of a disqualified holder’s shares, which may include the selection of the most recently purchased or acquired shares, selection by lot or selection by such other manner as determined by the board of directors;

•

we must provide at least 30 days’ prior written notice to each record holder of the shares selected to be redeemed of the date on which we plan to effect the redemption (unless waived by such record holder); provided, that the redemption date may be the date on which written notice is given to such record holder if the cash or Redemption Securities necessary to effect the redemption have been deposited in trust for the benefit of such record holder and are subject to immediate withdrawal by such record holder upon surrender of the stock certificates (or, in the case of uncertificated shares, evidence of the transfer thereof) for the redeemed shares;
•

from and after the date of the redemption, any and all rights relating to the redeemed shares shall cease and terminate and such record holder shall only possess the right to obtain cash (or any other of our debt or equity securities) payable upon the redemption; and

•	such other terms and condition as our board of directors determines.

REIT-Related Restrictions. In order to qualify as a REIT under the Code for each taxable year beginning after December 31, 2013, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for our taxable years beginning after December 31, 2013, no more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year.

The Charter contains restrictions on the number of shares of our capital stock that a person may own, subject to certain exceptions. The Charter provides that (subject to certain exceptions described below) no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our capital stock, or any class or series of our capital stock. For purposes of these calculations, shares of capital stock that may be acquired upon conversion, exchange or exercise of any of our securities held by a person, but not capital stock issuable with respect to the conversion, exchange or exercise of our securities held by other persons, will be deemed to be outstanding prior to conversion, exchange or exercise.

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value or number of our outstanding capital stock or any class or series of our capital stock (including through the acquisition of an interest in an entity that owns, actually or constructively, any of our capital stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value or number of our outstanding capital stock or any class or series of our capital stock.

Pursuant to the Charter, our board of directors has the power (prospectively or retroactively) to increase or decrease the 9.8% ownership limit referenced above. However, any decreased stock ownership limit will not apply to any person whose percentage ownership of our capital stock or any class or series of our capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person’s percentage ownership of our capital stock or any class or series of our capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of our capital stock or any class or series of our capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of capital stock or any class or series of our capital stock, as the case may be, will be in violation of the decreased stock ownership limit.

Our board of directors, in its sole discretion, may exempt a person from the foregoing restrictions (as defined in the Charter, an “Excepted Holder”). The person seeking an exemption must provide to our board of directors such representations and undertakings and satisfy such conditions, in each case as our board of directors may deem necessary or advisable to conclude that granting the exemption will not cause us to lose our qualification as a REIT. Our board of directors may also require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our qualification as a REIT in the context of granting such exemptions. In addition to our board of directors having the discretion to exempt an Excepted Holder, the Charter provides that any other person that holds shares of common stock in excess of 9.8% of the outstanding shares of common stock on the date of the completion of the merger will be permitted to hold shares in an amount not to exceed the amount of shares held as of such date (provided, that in no event will any individual (within the meaning of Section 542(a)(2) of the Code as modified by Section 856 of the Code) be permitted to beneficially own or constructively own shares in excess of the 9.8% ownership limit).

Pursuant to the Charter, our board of directors may only reduce the revised ownership limit for an Excepted Holder (i) with the written consent of such Excepted Holder, or (ii) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the revised ownership limit for that Excepted Holder. Notwithstanding the foregoing, our board of directors also may reduce the revised ownership limit then applicable to one or more particular Excepted Holders if such reduction is, in the judgment of the board of directors, in its sole discretion, necessary or advisable in enabling us to maintain its qualification as a REIT or is otherwise in our best interest. Any such decreased stock ownership limit, however, will not apply to any person whose percentage ownership of our capital stock or any class or series of capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person’s percentage ownership of our capital stock or any class or series of capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of our capital stock or any class or series of capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of capital stock or any class or series of capital stock, as the case may be, will be in violation of the decreased stock ownership limit. The Charter also provides that no such decreased stock ownership limit applicable to any Excepted Holder shall be reduced to a percentage that is less than the stock ownership limit applicable to our stockholders generally.

The Charter also (i) prohibits any person from beneficially or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT or (ii) any transfer of shares of capital stock if the transfer would result in our capital stock being beneficially owned by fewer than 100 persons. In addition, the Charter provides that (i) no person shall beneficially own shares of capital stock to the extent such beneficial ownership of capital stock would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, and (ii) no person shall beneficially own shares of capital stock to the extent such beneficial ownership of capital stock would result in our being “predominantly held” (within the meaning of Section 856(h)(3)(D) of the Code) by “qualified trusts” (within the meaning of Section 856(h)(3)(E) of the Code).

The Charter provides that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of shares of our capital stock that are transferred to the trust (as described below), is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

The Charter provides that any attempted transfer of shares of our capital stock or other event which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee or stockholder whose shares would result in this violation will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in the Charter) prior to the date of the transfer or other event (but in no event earlier than the date of the closing of the merger). If, for any reason, the transfer to the trust does not occur or would not prevent a violation of the restrictions on ownership contained in the Charter, the Charter provides that the purported transfer will be void ab initio.

Shares of our capital stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our capital stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of capital stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of capital stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Delaware law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee or stockholder whose shares would result in this violation prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days after receiving notice from us that shares of our capital stock have been transferred to the trust, the Charter provides that the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee or stockholder whose ownership would result in the violation and to the charitable beneficiary as follows: the proposed transferee or such stockholder will receive the lesser of (i) the price paid by the proposed transferee or stockholder for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction or in the case of a non-transfer event), the Market Price (as defined in the Charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our capital stock have been transferred to the trust, the shares are sold by the proposed transferee or stockholder whose ownership would result in the violation, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the Charter provides that shares of capital stock held in the trust will be deemed to have been offered for sale to us or our designee at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift or non-transfer event, the market price at the time of the devise or gift or non-transfer event) and the market price on the date that we or our designee accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee or stockholder whose ownership would have resulted in the violation.

The Charter provides that every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or in value of the outstanding shares of capital stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of our capital stock that the owner beneficially owns or constructively owns and a description of the manner in which the shares are held. Each owner must provide to us such additional information as we may request to determine the effect, if any, of the beneficial ownership or constructive ownership on our qualification as a REIT and to ensure compliance with the ownership limitations. In addition, the Charter provides that each such owner shall, upon demand, be required to provide to us such information as we may request, in good faith, to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the 9.8% ownership limitations in the Charter.

Anti-Takeover Effect of Certain Provisions of the Charter and Bylaws

Certain provisions of the Charter and Bylaws, described below, as well as the ability of our board of directors to issue shares of preferred stock and to set voting rights, preferences and other terms of the preferred stock, could delay, defer or prevent a transaction or a change in control in us that might involve a premium for the holders of our common stock or might otherwise not be in their best interests.

Size of the Board of Directors; Filling of Vacancies. The Charter provides that our board of directors shall consist of not less than one and not more than 15 persons, with the exact number fixed from time to time by the majority voting of the entire board of directors. The Charter provides that any vacancy on the board of directors, including one created by an increase in the number of directors, may be filled only by a majority of the directors then in office (even if less than a quorum), or by a sole remaining director. The combined result of these provisions is that our stockholders cannot increase the size of the board and fill newly created directorships without amending the Charter.

Special Meeting of Stockholders; No Stockholder Action by Written Consent. The Charter provides that special meetings of stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. The Charter also prohibits stockholders from taking any action by written consent. These provisions limit the ability of stockholders to take certain actions, except at an annual meeting of stockholders, which may hinder or delay the ability of others to acquire control of us.

Advance Notice of Director Nominations and Stockholder Proposals. The Bylaws include an advance notice provision, informational requirements and time limitations on any director nomination or stockholder proposal that a stockholder wishes to make at a meeting of stockholders. Failure to comply with these advance notice, timing and informational requirements can result in a stockholder’s director nomination or proposal not being considered at a meeting of stockholders.

Supermajority Voting Requirements. As required by Delaware law, any amendment to the Charter must first be approved by our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to the amendment. In addition, under the Charter, the amendment, repeal, or adoption of any provision inconsistent with certain sections of the Charter requires the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding stock entitled to vote thereon, voting together as a single class. The Charter and the Bylaws also provide that the Bylaws may be amended by the affirmative vote of at least 66 2/3% of the issued and outstanding stock entitled to vote thereon, voting together as a single class. These supermajority voting provisions could delay, deter or prevent a change in control of us or our management.

Ownership Limitations. Primarily to protect us against the risk of losing our status as a REIT, the Charter contains provisions that limit the ownership by any person of shares of any class or series of our capital stock. Additionally, because we are subject to the regulations of the Federal Communications Commission, the Charter contains provisions limiting ownership of our capital stock if such ownership would violate or be inconsistent with U.S. federal communications laws. These provisions may have the effect of inhibiting or impeding a change in control.

Anti-Takeover Effect of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.